

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Via U.S. Mail and Facsimile

Charles W. Grinnell, Esq.
Clean Diesel Technologies, Inc.
10 Middle Street, Suite 1100
Bridgeport, Connecticut 06604

>   **Re: Clean Diesel Technologies, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed August 30, 2010**
>   **File No. 333-166865**

Dear Mr. Grinnell:

    We have reviewed your registration statement and have the following comments in addition to the comments included in our letter dated September 10, 2010.

<u>Form S-4/A</u>

<u>Discounted Cash Flow Valuation, page 80</u>

1. We have reviewed your response to prior comment 37 from our letter dated August 5, 2010. In regards to the 70% discount rate for Clean Diesel and the 40% discount rate for CSI, please enhance your disclosure to identify each component you are discounting for and disclose the respective percentages that you applied to each component that comprises the 70% discount rate and the 40% discount rate.

<u>CSI Management's Discussion and Analysis of Financial Condition and Results of Operations, page 138</u>

<u>Critical Accounting Policies and Estimates, page 159</u>

<u>Impairment of Long-Lived Assets Other Than Goodwill, page 162</u>

2. You disclose that Houlihan determined CSI's weighted average cost of capital to be 13.3%, while Ardour Capital used a weighted average cost of capital for CSI of 40%. Further, your response indicates that you utilized a weighted average cost of capital of 25.3% in your goodwill impairment testing process for ECS (your Heavy Duty Diesel Systems business). In addition, your response indicates that you used a ten year discounted cash flow model, while Ardour Capital's analysis of CSI utilized a two year cash flow model. In light of these differences, please revise your filing to disclose how

you determined that the weighted average cost of capital of 25.3% and the ten year period were appropriate to utilize in your goodwill impairment analysis.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Lisa Etheredge, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Ernest M. Lorimer (*Via Facsimile 203/325-5001*)
        Finn Dixon & Herling LLP
        177 Broad Street, 15th Floor
        Stamford, CT 06901-2048